Exhibit 12.1
BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,
	2006	2005	2004	2003	2002
Fixed charges:
Interest	$166,608	$146,062	$88,901	$113,385	$151,878
Eliminate BankAtlantic Bancorp and and Levitt	(166,578)	(144,980)	(87,730)	(112,222)	(150,725)
Pre tax 5% Preferred stock dividends	1,221	1,221	638	—	—

	$1,251	$2,303	$1,809	$1,163	$1,153

Earnings (loss):
Income from continuing operations before income tax	$12,179	$146,553	$173,326	$84,724	$54,956
Eliminate BankAtlantic Bancorp and Levitt	(19,043)	(155,225)	(174,890)	(90,455)	(59,311)
Eliminate other partnerships	67	14	(4,114)	3,213	1,427
BankAtlantic Bancorp/BankAtlantic and Levitt dividends	2,350	2,191	1,925	1,686	1,581
Fixed charges	1,251	2,303	1,809	1,163	1,153
5% Preferred stock dividends	(750)	(750)	(392)	—	—

	$(3,946)	$(4,914)	$(2,336)	$331	$(194)

Ratio	—	—	—	0.28	—

Coverage deficiency	$5,197	$7,217	$4,145	$—	$1,347